October 31, 2014

Via Email and EDGAR

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Animal Health, Inc.
Registration Statement on Form S-1
File No. 333-198383

Ladies and Gentlemen:

Jaguar Animal Health, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on November 4, 2014, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                                          should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jaguar Animal Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte

Chief Executive Officer and President

Jaguar Animal Health, Inc. • 185 Berry Street, Suite 1300 • San Francisco, CA 94107

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • www.jaguaranimalhealth.com